

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Adrian McKenzie
Chief Executive Officer
DNA BRANDS INC
275 E Commercial Blvd #208
Lauderdale by the Sea, FL 33308

>   **Re: DNA BRANDS INC**
>   **Offering Statement on Form 1-A**
>   **Filed March 3, 2021**
>   **File No. 024-11471**

Dear Mr. McKenzie:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services